UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                         Marlin Business Services Corp.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    571157106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [    ]
                                                b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          648,348
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         656,448
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                     656,448

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.5%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

                                                               Page 3 of 5 Pages

Item 1(a)         Name of Issuer:

                  Marlin Business Services Corp. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  300 Fellowship Road, Mount Laurel, NJ 08054
Item 2(a)         Name of Person Filing:

                  This   statement   is  filed  on  behalf  of  Pequot   Capital
                  Management, Inc. (the "Reporting Person").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 500 Nyala Farm Road, Westport, CT, 06880.

Item 2(c)         Citizenship:

                  Pequot Capital Management, Inc. is a Connecticut corporation.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Common Stock").

Item 2(e)         CUSIP Number:

                  571157106

Item 3.           This statement is filed pursusant to Rule 13d-1(b)(1)(ii)(E).

                  The Reporting Person is an investment adviser registered under
                  Section 203 of the Investment Advisers Act of 1940.

Item 4.           Ownership:

                  Ownership as of December 31, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The reporting person is an investment adviser registered under
                  Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts.

                                                               Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2007       PEQUOT CAPITAL MANAGEMENT, INC.

                               By:      /s/ Aryeh Davis
                                        ----------------------------------------
                               Name:    Aryeh Davis
                               Title:   Chief Operating Officer, General Counsel
                                        and Secretary